September 25, 2024

Securities and Exchange Commission
Division of Corporate Finance Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Re:    McDonald’s Corporation
Form 10-K for Fiscal Year Ended December 31, 2023
Filed February 22, 2024
File No. 001-05231

Dear Division of Corporate Finance:
McDonald's Corporation (“McDonald’s”, the “Company”, “we,” or “our”) has received your letter dated September 12, 2024 (the “Comment Letter”) with respect to the review by the staff (the “Staff”) of the Securities and Exchange Commission (the "Commission") of the Company’s Form 10-K for the fiscal year ended December 31, 2023.
For your convenience, the comment in your September 12, 2024, letter is repeated herein, and the Company’s response is set forth immediately below the comment.

Form 10-K for Fiscal Year Ended December 31, 2023
Notes to Consolidated Financial Statements
Employee Benefit Plans, page 57

1. The consolidated statement of comprehensive income discloses amounts in regard to defined benefit pension plans. Please explain to us why you have not provided applicable disclosure for these plans in accordance with ASC 715-20-50.

RESPONSE:
We respectfully acknowledge the Staff’s comment, and we advise the Staff that the referenced amounts disclosed in the Consolidated Statement of Comprehensive Income are related to the Company’s UK defined benefit pension plan (the “UK Plan”) which is not material to the financial statements. Accordingly, the Company has not provided the related disclosures set forth in ASC 715-20-50. We have summarized the primary quantitative and qualitative factors that the Company’s management evaluated in arriving at this conclusion, as follows:
•The UK Plan is in an overfunded position with an ending net noncurrent asset balance of $0.1 million and $26.7 million recognized in the Consolidated Balance Sheet as of

December 31, 2023 and December 31, 2022, respectively. On a gross basis, the actuarially determined projected benefit obligation and fair value of plan assets as of December 31, 2023, were approximately $579.3 million each (~1% of total assets and total liabilities). For the comparative period ended December 31, 2022, the projected benefit obligation and fair value of plan assets were $525.6 million and $552.3 million, respectively (~1% of total assets and total liabilities).
•The pension benefit, recognized primarily in nonoperating income in the Consolidated Statement of Income, for the years ended December 31, 2023 and 2022 was $37.4 million (~0.4% of income before provision for income taxes) and $5.3 million (~0.1% of income before provision for income taxes), respectively. For the year ended December 31, 2021, the pension cost was $7.1 million (~0.1% of income before provision for income taxes).
•Employer contributions to the UK Plan were $20.8 million, $20.7 million, and $23.7 million for the years ended December 31, 2023, 2022, and 2021, respectively (less than 0.5% of cash provided by operations for all comparative periods presented).
•The 2024 projected pension benefit and employer contributions are moderately lower than the 2023 actual amounts, and therefore are projected to remain immaterial.
•The UK Plan has been frozen to new entrants since 2002 and includes a limited number of participants residing in one market.
We appreciate your consideration of the responses provided herein and look forward to hearing from you. If you have any additional comments or questions regarding these matters, please do not hesitate to contact Lauren Elting at lauren.elting@us.mcd.com or me at ian.borden@us.mcd.com.

Very Truly Yours,

/s/ Ian Borden
Ian Borden Executive Vice President and Global Chief Financial Officer

cc:
Christopher Kempczinski, Chairman and Chief Executive Officer
Desiree Ralls-Morrison, Executive Vice President and Global Chief Legal Officer
Catherine Hoovel, Senior Vice President – Corporate Controller (Retiring October 1, 2024)
Lauren Elting, Vice President – Corporate Controller (Effective October 1, 2024)